May 2, 2019

Paul A. Jacobson
Chief Financial Officer
DELTA AIR LINES INC /DE/
P.O. Box 20706
Atlanta, Georgia 30320-6001

       Re: DELTA AIR LINES INC /DE/
           Form 10-K for the Year Ended December 31, 2018
           Filed February 15, 2019
           File No. 001-05424

Dear Mr. Jacobson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Note 8. Leases, page 77

1. We note in your disclosure on page 59 that you adopted ASC 842 using the optional transition method provided in ASU No. 2018-11. Please tell us how your disclosure complies with ASC 842-10-65-1(jj) with respect to all periods that continue to be in accordance with ASC 840.
2. We note your disclosure that when available, you use the rate implicit in the lease to discount lease payments to present value; however most of your leases do not provide a readily determinable implicit rate. Please tell us if you have used the rate implicit in the lease for any of your lease payment calculations. If so, describe the circumstances and how you obtained the inputs to determine the rate implicit in the lease. Paul A. Jacobson
DELTA AIR LINES INC /DE/
May 2, 2019
Page 2
Note 9. Airport Redevelopment, page 80

3. We note that you have entered into lease agreements related to redevelopment projects at both Los Angeles International Airport and New York-LaGuardia Airport. Please explain to us how you accounted for these projects and lease agreements under ASC 842.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
with any questions.



                                                          Sincerely,
FirstName LastNamePaul A. Jacobson
                                                          Division of
Corporation Finance
Comapany NameDELTA AIR LINES INC /DE/
                                                          Office of
Transportation and Leisure
May 2, 2019 Page 2
cc:       Craig Meynard
FirstName LastName